EXHIBIT 11

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding for the period and, if there are dilutive securities, diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator.

Common stock equivalents include shares issuable upon the exercise of stock options or warrants, net of shares assumed to have been purchased with the proceeds, using the treasury stock method.

	Three Months		Nine Months
	September 30,		September 30,
	2006	2005	2006	2005
Basic shares used in the calculation of earnings per share	36,902,885	36,737,096	36,882,050	36,580,641

Effect of dilutive securities:
Stock options	—	—	—	—
Stock warrants	—	—	—	—

Diluted shares used in the calculation of earnings per share	36,902,885	36,737,096	36,882,050	36,580,641

Net income (loss) per share - basic and diluted	$(0.03)	$(0.07)	$(0.14)	$(0.08)

The following table summarizes the number of shares of common stock for securities that were not included in the calculation of diluted net loss per share because such shares are antidilutive:

	Three Months		Nine Months
	September 30,		September 30,
	2006	2005	2006	2005

Stock options	5,642,566	4,914,011	5,446,584	4,914,011
Stock warrants	1,003,311	1,003,311	1,003,311	1,003,311
Convertible revolving loan payable to related party	1,508,763	54,557	1,508,763	54,557
Convertible loans payable to related parties	1,764,706	—	1,764,706	—
Convertible Series A Preferred Stock	515,000	515,000	515,000	515,000
Convertible Series B Preferred Stock	572,500	612,000	572,500	612,000
	11,006,846	7,098,879	10,810,864	7,098,879